United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

Press Release
CVRD announces proposed all-cash offer to acquire Inco
Rio de Janeiro, August 11, 2006 – Companhia Vale do Rio Doce (CVRD) announces that it intends to make an all-cash offer to acquire all of the outstanding common shares of Inco Limited. (Toronto Stock Exchange- TSX and New York Stock Exchange — NYSE ticker symbol: N) (Inco), at a price of Cdn$ 86.00 in cash per Inco common share.
The combination of CVRD and Inco will create one of the three largest diversified mining companies in the world, with leading global market positions in iron ore, pellets, nickel, bauxite, alumina, manganese and ferroalloys, and an exciting world-class pipeline of projects, supported by a large-scale, long-life and low-cost asset portfolio.
About Inco
Inco is a leading Canadian-based nickel company, and the world’s second largest nickel producer possessing the world’s largest nickel reserve base. Inco is one of the world’s lowest cost producers of nickel and due to a very attractive pipeline of projects it has the highest growth potential amongst the main global nickel producers. Inco is also a leader in nickel technology, with a very traditional brand name and premium products for plating, special nickel alloys and superalloys.
In 2005, Inco had revenues of US$ 4.518 billion and net earnings of US$ 836 million. Inco’s total debt as of June 30, 2006 was US$ 1.921 billion.
About the offer
CVRD’s all-cash offer of Cdn$ 86.00 per share will allow Inco shareholders to realize upfront in cash Inco’s profitable growth potential without incurring the risk of that such potential will not be realized.
The acquisition will be financed through a two-year committed bridge loan facility provided by four large first-tier banks: Credit Suisse, UBS, ABN AMRO and Santander. CVRD expects to take out the bridge facility with a long-term capital package within 18 months after the closing of the proposed transaction.
CVRD remains firmly committed to maintaining its investment-grade rating. We will retain financial flexibility after the transaction and will seek to obtain future upgrades in our current ratings, continuing to pursue the minimization of the cost of capital.
Full details of the offer will be included in the formal offer and take-over bid circular documents to be publicly filed and subsequently mailed to Inco’s security holders. CVRD is formally requesting a list of Inco’s shareholders and expects to mail the take-over bid and circular documents to Inco’s shareholders as soon as possible following receipt of the shareholder list.
CVRD expects to formally commence its offer by newspaper advertisement on Monday, August 14, 2006. The offer will be open for acceptance for 45 days following its formal commencement and no Inco common shares will be taken up and paid for pursuant to the offer unless, at such date, each of the conditions of the offer is satisfied or waived.
Completion of the offer will be subject to a sufficient number of shares being tendered to the offer such that CVRD would own at least 66 2/3% of Inco’s common shares, on a fully-diluted basis, following completion of the offer. The offer will be also conditional upon the receipt of all necessary regulatory approvals, the absence of litigation, no material adverse change at Inco and other customary conditions.
CVRD has not yet held any discussions with Inco’s management with respect to this transaction but would welcome the opportunity to work with Inco to achieve a successful outcome to this transaction.

Press Release
CVRD Chief Executive Officer, Roger Agnelli said: “This is an exciting opportunity for CVRD. The operations of the two companies are complementary and the combination will enhance our capabilities to benefit from the fast changing global landscape in the metals and mining industry. For Inco shareholders, our all-cash offer provides a very attractive opportunity to realize substantial gains with no exposure to market risks”.
Strategic alignment and expected benefits
The offer is consistent with our long-term corporate strategy and with our non-ferrous metals business strategy. It is a new step in our strategy of developing, operating and maximizing the performance of large-scale, long-life and low-cost assets.
The proposed transaction enhances our options to further generate the increase in production capacity needed to meet the demand for minerals and metals of high growth markets over time.
The combination of Inco’s specific knowledge, long-term experience in nickel mining and technological leadership in nickel metallurgy with CVRD’s global mining leadership and strong cash generation makes for a unique opportunity to create shareholder value in an environment of sustained demand for minerals and metals in the long-term.
The proposed transaction will bring a better diversification to CVRD’s activities by products, markets and geographic asset base contributing to reducing our business and financial risks.
We expect the acquisition to add significant value to our shareholders over the medium to long term. Built into the offer price is the recognition of the synergies available to CVRD through our nickel projects as well as our marketing functions.
Benefits to Canada
CVRD is confident that its acquisition of Inco will deliver significant benefits to Canada as a whole including the operations, employees, suppliers and stakeholders of Inco and the Canadian communities in which it operates.
We have a long and strong track record of investing in our operations to sustain their long-term future. CVRD recognizes the significant and unique capabilities of Inco’s business and its employees. It is firmly committed to ensuring that Inco’s business continues to play a leading role in the global nickel industry. Upon completion of the acquisition, CVRD intends to establish a global nickel business, based in Toronto, Ontario.
CVRD is committed to continuing to invest in R&D as well as capital projects to maintain the strength of Inco’s current operations in Canada as well as Inco’s continuing mineral exploration effort in Canada with a view to creating shareholder value and supporting the communities where Inco operates.
CVRD intends to work with key stakeholders to optimize the Sudbury operations in order to support its long-term competitiveness and to create real benefits to the local communities.
We are fully committed to the highest standards of corporate social responsibility, as we understand that it is fundamental to preserve our long-term competitiveness in the global arena. CVRD consistently invests significant resources in environmental protection and conservation and in the creation of channels of social and economic mobility in low-income communities. At the same time, one of our most important priorities is to maintain a high level of work and environmental safety in our operations and to fully comply with all related laws.
Therefore, we will be working to explain the clear benefits of the transaction to Canada, including for Inco’s employees and the communities in which Inco operates, to the Minister of Industry and other stakeholders. CVRD expects to move through the Investment Canada Act process on a timely basis, and looks forward to participating as a member of the Canadian community.
About CVRD

Press Release
CVRD is a Brazilian company, headquartered in the city of Rio de Janeiro, Brazil. It is the largest metals and mining company in the Americas and one of the largest in the global metals and mining industry, with a market capitalization of approximately US$ 55 billion. It is rated BBB+ by Standard & Poor’s, BBBhigh by Dominion Bond Rating Service, Baa3 by Moody’s and BBB- by Fitch Ratings.
It is the largest global producer of iron ore and pellets, the world’s second largest producer of manganese and ferroalloys, one of the world’s lowest cost producers of aluminum products (bauxite, alumina and primary aluminum) and a producer of copper, potash and kaolin. CVRD is the largest logistics player in Brazil, owning and operating three railroads and eight maritime terminals along the Brazilian seacoast.
CVRD has been investing in a large growth pipeline, involving greenfield and brownfield projects in iron ore, pellets, bauxite, alumina, potash, copper, nickel and coal. Simultaneously, we are investing in a global multi-commodity mineral exploration program in South America, Africa, Asia and Australia.
Our shares are traded on the New York Stock Exchange — NYSE (RIO and RIOPR), on the São Paulo Stock Exchange — BOVESPA (Vale3 and Vale5) and on Latibex (XVALP and XVALO).
CVRD’s financial advisors in this transaction are Credit Suisse, UBS, ABN AMRO and Santander. Its legal advisors are Stikeman Elliott LLP in Canada and Cleary, Gottlieb, Steen & Hamilton LLP in the United States.
Conference call and webcast
CVRD will hold a conference call and webcast today at 12:00 p.m. Rio de Janeiro time, 11:00 am Canadian/US Eastern Standard time, and 4:00 pm UK time. Instructions for participation are on our website, www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 (ninety) days following August 11, 2006.
IMPORTANT INFORMATION
This press release may be deemed to be solicitation material in respect of CVRD’s proposed tender offer for the shares of Inco. CVRD will prepare and file a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission (SEC). CVRD, if required, will file other documents regarding the proposed tender offer with the SEC.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR INCO SHARES. These documents will be available without charge on the SEC’s website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

Press Release
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Theo Penedo: theo.penedo@cvrd.com.br +55-21-3814-4557
Virgínia Monteiro: virginia.monteiro@cvrd.com.br +55-21-3814-4128
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2006	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations